UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM __________ TO _______________


                         COMMISSION FILE NUMBER 1-14472

             CORNELL CORRECTIONS, INC. 401(K) PROFIT SHARING PLAN

                             CORNELL COMPANIES, INC.
              ----------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                          76-0433642
----------------------------------                        -------------------
  (STATE OR OTHER JURISDICTION                             (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)


1700 WEST LOOP SOUTH, SUITE 1500, HOUSTON, TEXAS                77027
------------------------------------------------            ---------------
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:    (713) 623-0790

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
the Cornell Corrections, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP




Houston, Texas
June 14, 2000

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                       1999             1998
                                                  ------------     ------------
ASSETS:

Investments (at fair value):
   Mutual Funds ..............................    $  9,077,127     $  4,693,401
   Cornell Corrections, Inc. Common Stock ....         568,076          976,923
   Participant Loans .........................         289,868          272,196
                                                  ------------     ------------
     Total Investments .......................       9,935,071        5,942,520

Cash, Non-Interest Bearing ...................             724             --

Receivables:
   Employer Contributions ....................          86,271           62,080
   Employee Contributions ....................         162,535          153,224
   Accrued Income ............................           3,110           19,843
   Other .....................................           5,310             --
                                                  ------------     ------------
     Total Receivables .......................         257,226          235,147

LIABILITIES:
   Excess Contribution Payable ...............         (86,184)            --
   Other .....................................         (30,104)         (33,182)
                                                  ------------     ------------
     Total Liabilities .......................        (116,288)         (33,182)

NET ASSETS AVAILABLE FOR BENEFITS ............    $ 10,076,733     $  6,144,485
                                                  ============     ============

  The accompanying notes are an integral part of these financial statements.

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                         1999            1998
                                                     ------------    ------------
ADDITIONS:
   Net Investment Income from
     Pooled Separate Accounts/Mutual Funds .......   $  1,419,825    $    405,318
   Net (Depreciation)/Appreciation of Common Stock       (605,035)         11,442
   Interest ......................................         51,653          22,171
   Dividends .....................................        108,222         142,094
   Employee Contributions ........................      1,820,626       1,541,143
   Employer Contributions ........................        765,661         769,496
   Employee Rollover Contributions ...............      1,468,542         117,166
                                                     ------------    ------------
     Total Additions .............................      5,029,494       3,008,830

DEDUCTIONS:
   Employee Benefit Payments and Withdrawals .....       (884,506)       (686,046)
   Excess Contributions ..........................       (111,777)           --
   Plan Expenses .................................       (100,963)        (67,540)
                                                     ------------    ------------
     Total Deductions ............................     (1,097,246)       (753,586)

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ........................      3,932,248       2,255,244

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ...................      6,144,485       3,889,241
                                                     ------------    ------------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .........................   $ 10,076,733    $  6,144,485
                                                     ============    ============

   The accompanying notes are an integral part of these financial statements.

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

1. DESCRIPTION OF THE PLAN

GENERAL

The Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trusteed defined contribution plan in which generally all employees of Cornell Companies, Inc. (formerly Cornell Corrections, Inc.) and its subsidiaries (the Company), are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION AND TRUSTEE

The Company is the Plan's administrator. The Board of Directors of the Company appoints an individual to be responsible for the administration of the Plan. The Company has appointed Comerica Bank as the Plan's asset custodian and recordkeeper to hold and control the assets of the Plan in accordance with the terms of the Plan. The Company is the trustee of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

All employees except leased employees who have completed one year of service are eligible to participate in the Plan. Following the completion of one year of service, participants can enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 15 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines. The Company makes matching contributions equal to 50 percent of the participants' elective deferrals for the Plan year, not to exceed 6 percent of the participants' compensation.

PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS

Each participating employee's share of the net assets of the Plan is segregated in an individual account. Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the retirement plan committee. Each participant may elect to invest his/her contribution and the Company's contributions made on the participant's behalf in any one or more of the investment funds. Participants can direct the investment of their individual accounts among seven mutual funds and Cornell Corrections, Inc. Common Stock.

Investment income or loss is allocated monthly to a participant's account in the same ratio as the participant's investment in each fund bears to the total of all participants' investments in each fund.

VESTING

All participant contributions are 100 percent vested and nonforfeitable at all times. Participants become vested in the Company's contributions to the Plan as follows:

                YEARS OF SERVICE         PERCENT VESTED
                ----------------         --------------
                        1                      0%
                        2                      20%
                        3                      40%
                        4                      60%
                        5                     100%

FORFEITURES

Forfeitures of any Company contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan. As of December 31, 1999 and 1998, $13,048 and $8,539 of forfeitures are included in net assets available for benefits, respectively. During the year ended December 31, 1999, $72,458 of forfeitures was utilized by the Company to pay the expenses of the Plan.

PLAN TERMINATION

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA. In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

LOANS

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant's vested account balance with a minimum loan requirement of $1,000. The loans are secured by the participant's vested account balance. Interest is charged at the current commercial lending rate and is credited to the participant's account. The participant is entitled to no more than one loan concurrently.

PAYMENT OF BENEFITS

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in mutual funds are stated at fair value based on published market prices. The Company common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. The net appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

ADOPTION OF SOP 99-3

Effective January 1, 1999, the Plan adopted Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

EXPENSES

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

3. FEDERAL INCOME TAXES

The Plan originally obtained a favorable determination letter from the IRS on March 8, 1994. The Plan operated under the Aetna Comprehensive Nonstandardized Safe Harbor 401(k) Profit Sharing Plan prototype document until May 31, 1998. Effective June 1, 1998, the Plan began operating under the Comerica Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account (Prototype
Plan) document. The Prototype Plan received a favorable determination letter on January 27, 1993. The Company plans to rely on the Prototype Plan's determination letter. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1999 and 1998.

4. RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5. INVESTMENTS

Individual investments which exceed 5 percent of net assets available for benefits at December 31, 1999 and 1998 are as follows:

                                                             1999         1998
                                                         ----------   ----------

Franklin Balance Sheet Investment Fund ...............   $  868,879   $  519,947
Janus Worldwide Fund .................................    1,566,618      571,111
Putnam Investors Fund (Class A) ......................    2,745,297    1,392,057
Munder Index 500 Fund (K-Shares) .....................    1,664,584      851,627
AIM Balanced Fund (Class A) ..........................    1,170,739      578,109
Munder U.S. Treasury Money Market Fund (K-Shares) ....      748,941      606,714
Cornell Corrections, Inc. Common Stock ...............      568,076      976,923

                                                                      SCHEDULE I

                            CORNELL CORRECTIONS, INC.

                           401(K) PROFIT SHARING PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

                                                                             NUMBER OF                   CURRENT
                IDENTITY OF ISSUE/DESCRIPTION OF ASSET                     SHARES/UNITS      COST         VALUE
                --------------------------------------                     ------------      ----     -------------
Franklin Balance Sheet Investment Fund.....................................      28,516       (a)     $     868,879
Janus Worldwide Fund.......................................................      20,497       (a)         1,566,618
Putnam Investors Fund (Class A)............................................     143,358       (a)         2,745,297
Munder Index 500 Fund (K-shares)...........................................      53,766       (a)         1,664,584
AIM Balanced Fund (Class A)................................................      35,813       (a)         1,170,739
Munder U.S. Government Income Fund (K-shares)..............................      32,139       (a)           312,069
Munder U.S. Treasury Money Market Fund (K-shares)..........................     748,941       (a)           748,941
Cornell Corrections, Inc. Common Stock *...................................      67,830       (a)           568,076
Participant Loans (interest rates ranging from 7.50% to 9.50%).............                                 289,868
                                                                                                      -------------
                                                                                                      $   9,935,071
                                                                                                      =============

*     Indicates party in interest.
(a)   cost omitted for participant-directed investments.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   CORNELL COMPANIES, INC.


Date:      June 26, 2000                    By:    /S/ PAT PERRIN
                                                   Pat Perrin
                                                   Chief Administrative Officer
                                                   and Plan Coordinator
                                                   for Cornell Companies, Inc.

                                INDEX TO EXHIBIT

        EXHIBIT
        NUMBER

         23.1    Consent of Independent Public Accountants